Exhibit 99.1

CONSENT TO BE NAMED AS A DIRECTOR NOMINEE

April 30, 2023

Rosecliff Acquisition Corp I
767 Fifth Avenue, 34th Floor
New York, NY 10153

Rosecliff Acquisition Corp I (the “Company”) is filing a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of Rosecliff Acquisition Corp I, which will be renamed SpectralAI, Inc., in the Registration Statement and any and all amendments and supplements thereto. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto. Such appointment to commence immediately after the effective time of the merger described in the Registration Statement.

Sincerely,

/s/ Michael P. Murphy
Michael P. Murphy